FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of March 2006.

Total number of pages: 42

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. (U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2005 (Unaudited)
(FROM APRIL 1, 2005 TO DECEMBER 31, 2005)
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2005 (Unaudited)

(FROM APRIL 1, 2005 TO DECEMBER 31, 2005)

CONSOLIDATED

Released on March 22, 2006

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2005 (U.S. GAAP, unaudited)

  CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts) For the three months ended December 31,

	2004	2005	2005
Net sales	¥ 128,224	¥ 136,729	$ 1,158,033
Operating income	14,481	15,003	127,069
Income before provision for income taxes	12,182	19,638	166,325
Net income	8,096	12,124	102,685

Per share data
Net income
－Basic	¥ 57.30	¥ 84.43	$ 0.72
－Diluted	¥ 54.57	¥ 81.38	$ 0.69

	For the nine months ended December 31,
	2004	2005	2005
Net sales	¥ 364,629	¥ 392,903	$ 3,327,712
Operating income	38,577	40,081	339,468
Income before provision for income taxes	39,614	49,825	421,995
Net income	24,145	32,525	275,472

Per share data
Net income
－Basic	¥ 174.17	¥ 227.31	$ 1.93
－Diluted	¥ 165.75	¥ 218.58	$ 1.85

  CONSOLIDATED BALANCE SHEETS

	2005
	March 31	December 31	December 31
Current assets	¥ 260,943	¥ 305,636	$ 2,588,600
Investments	20,360	21,926	185,703
Property, plant, equipment and others	202,870	223,912	1,896,435
Total assets	484,173	551,474	4,670,738
Current liabilities	160,327	184,999	1,566,859
Long-term liabilities	61,299	57,340	485,644
Total liabilities	221,626	242,339	2,052,503
Minority interest in consolidated subsidiaries	55,507	61,173	518,108
Shareholders’ equity	207,040	247,962	2,100,127
Total liabilities and shareholders’ equity	¥ 484,173	¥ 551,474	$ 4,670,738

  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31,
	2004	2005	2005
Net cash provided by operating activities	¥ 26,601	¥ 35,507	$ 300,727
Net cash used in investing activities	(33,175)	(29,402)	(249,020)
Net cash (used in) provided by financing activities	(4,766)	9,662	81,833
Effect of exchange rate changes on cash and cash equivalents	(1,392)	4,370	37,011

Net (decrease) increase in cash and cash equivalents	(12,732)	20,137	170,551
Cash and cash equivalents at beginning of period	73,392	70,111	593,809

Cash and cash equivalents at end of period	¥ 60,660	¥ 90,248	$ 764,360

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we”, ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Nine Months Ended December 31, 2005 Compared to Nine Months Ended December 31, 2004 (with Focus on Three months Ended December 31, 2005 Compared to Three Months Ended December 31, 2004)

Net Sales

Our net sales increased ¥8,505 million, or 6.6%, from ¥128,224 million for the three months ended December 31, 2004 to ¥136,729 million for the three months ended December 31, 2005. Our core business, small precision motors, including hard disk drive spindle motors increased ¥12,619 million, or 21.3%, from ¥59,352 million for the three months ended December 31, 2004 to ¥71,971 million for the three months ended December 31, 2005. While net sales of machinery and electronic and optical components decreased ¥5,295 million, or 9.7%, from ¥54,821 million for the three months ended December 31, 2004 to ¥49,526 million for the three months ended December 31, 2005.

Our net sales increased ¥28,274 million, or 7.8%, from ¥364,629 million for the nine months ended December 31, 2004 to ¥392,903 million for the nine months ended December 31, 2005.

Net sales of hard disk drive spindle motors increased ¥9,584 million, or 28.6%, from ¥33,520 million for the three months ended December 31, 2004 to ¥43,104 million for the three months ended December 31, 2005. This increase was primarily due to an increase in net sales of 2.5-inch motors. Sales volume of hard disk drive spindle motors increased by 18.2 % compared to the same period of the previous fiscal year, The average unit price increased by approximately 9 % in yen-based sales, although the unit price decreased by approximately 2 % in a dollar-based sales. This increase was primarily due to an increase in sales volume of 2.5-inch motors. Net sales of hard disk drive spindle motors accounted for 26.1% of total net sales for the three months ended December 31, 2004 and 31.5 % of total net sales for the three months ended December 31, 2005.

Net sales of our hard disk drives spindle motors increased ¥32,833 million, or 37.9%, from ¥86,550 million for the nine months ended December 31, 2004 to ¥119,383 million for the nine months ended December 31, 2005.

Net sales of other small precision brushless DC motors increased ¥2,455 million, or 15.8%, from ¥15,534 million for the three months ended December 31, 2004 to ¥17,989 million for the three months ended December 31, 2005. This increase was primarily due to an increase in sales of DC motors for optical disks manufactured Nidec Corporation and certain subsidiaries. Net sales from other small precision brushless DC motors accounted for 12.1% of total net sales for the three months ended December 31, 2004 and 13.2% for the three months ended December 31, 2005.

Net sales of other small precision brushless DC motors increased ¥6,027 million, or 13.6%, from ¥44,291 million for the nine months ended December 31, 2004 to ¥50,318 million for the nine months ended December 31, 2005.

Net sales of brushless DC fans increased ¥275 million, or 3.2%, from ¥8,717 million for the three months ended December 31, 2004 to ¥8,992 million for the three months ended December 31, 2005. Net sales of brushless DC fans accounted for 6.8 % of total net sales for the three months ended December 31, 2004 and 6.6 % of total net sales for the three months ended December 31, 2005.

Net sales of brushless DC fans increased ¥1,060 million, or 4.1%, from ¥26,118 million for the nine months ended December 31, 2004 to ¥27,178 million for the nine months ended December 31, 2005.

Net sales of mid-size motors increased ¥657 million, or 7.7%, from ¥8,538 million for the three months ended December 31, 2004 to ¥9,195 million for the three months ended December 31, 2005. This increase was primarily due to an increase in sales of automotive motors. Net sales of mid-size motors accounted for 6.7% of our total net sales for the three months ended December 31, 2004 of total net sales and remained at approximately the same level for the three months ended December 31, 2005.

Net sales of mid-size motors decreased ¥83 million, or 0.3%, from ¥27,235 million for the nine months ended December 31, 2004 to ¥27,152 million for the nine months ended December 31, 2005.

Net sales of machinery decreased ¥3,909 million, or 18.8%, from ¥20,795 million for the three months ended December 31, 2004 to ¥16,886 million for the three months ended December 31, 2005.

This decrease was primarily due to a decrease in sales of industrial robots manufactured by Nidec Sankyo Corporation. Net sales of machinery accounted for 16.2% of our total net sales for the three months ended December 31, 2004 and 12.3 % of total net sales for the three months ended December 31, 2005.

Net sales of machinery decreased ¥7,277 million, or 12.5%, from ¥58,071 million for the nine months ended December 31, 2004 to ¥50,794 million for the nine months ended December 31, 2005.

Net sales of electronic and optical components decreased ¥1,386 million, or 4.1%, from ¥34,026 million for the three months ended December 31, 2004 to ¥32,640 million for the three months ended December 31, 2005. This decrease was primarily due to a decrease in sales of controlling rotating equipment manufactured by Nidec Copal Electronics Corporation and a delay in manufacturing new shutters, optical units and lenses by Nidec Copal Corporation. Net sales of electronic and optical components accounted for 26.5 % of our total net sales for the three months ended December 31, 2004 and 23.9 % of total net sales for the three months ended December 31, 2005.

Net sales of electronic and optical components decreased ¥3,162 million, or 3.2%, from ¥98,990 million for the nine months ended December 31, 2004 to ¥95,828 million for the nine months ended December 31, 2005.

Net sales of other products increased ¥524 million, or 9.5%, from ¥5,513 million for the three months ended December 31, 2004 to ¥6,037 million for the three months ended December 31, 2005. This increase was primarily due to an increase in sales of automobile components manufactured by Nidec Tosok Corporation and an increase in sales of pivot assemblies manufactured by Nidec Singapore Pte. Ltd. Net sales of other products accounted for 4.3% of total net sales for the three months ended December31, 2004 and 4.4% for the three months ended December 31, 2005.

Net sales of other products increased ¥360 million, or 2.2%, from ¥16,410 million for the nine months ended December 31, 2004 to ¥16,770 million for the nine months ended December 31, 2005.

Cost of Products Sold

Our cost of products sold increased ¥6,396 million, or 6.5%, from ¥98,434 million for the three months ended December 31, 2004 to ¥104,830 million for the three months ended December 31, 2005 due primarily to increased sales. As a percentage of net sales, cost of sales decreased from 76.8% for the three months ended December 31, 2004 to 76.7% for the three months ended December 31, 2005. This was due primarily to the efficiencies of scale realized by mass production of small precision motors, which offset a cost increase caused by a rise in materials prices such as steel and copper.

Our cost of products sold increased ¥21,549 million, or 7.7 % from ¥279,827 million for the nine months ended December 31, 2004 to ¥301,376 million for the nine months ended December 31, 2005.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥897 million, or 10.2%, from ¥8,812 million for the three months ended December 31, 2004 to ¥9,709 million for the three months ended December 31, 2005. In the same period of the previous year, gain from reversal of accrued retirement benefit to directors amounting to ¥435 million at Nidec Corporation was recognized as a decrease in selling, general and administrative expenses. In addition, we had an increase in personnel expenses of ¥409 million. As a percentage of net sales, selling, general and administrative expenses increased from 6.9% for the three months ended December 31, 2004 to 7.1% for the three months ended December 31, 2005.

Our selling, general and administrative expenses increased ¥2,603 million, or 9.5%, from ¥27,420 million for the nine months ended December 31, 2004 to ¥30,023 million for the nine months ended December 31, 2005.

Research and Development Expenses

Our research and development expenses increased ¥690 million, or 10.6%, from ¥6,497 million for the three months ended December 31, 2004 to ¥7,187 million for the three months ended December 31, 2005. As a percentage of net sales, research and development expenses increased from 5.1% for the three months ended December 31, 2004 to 5.3% for the three months ended December 31, 2005. This was primarily due to an increase in expenses for our research and development with respect to sub-1.8 inch hard disk drive spindle motors, mainly used for portable music players, and mid-size motors, mainly used for automobile steering systems. An increase in expenses related to research and development resources, including labor costs for technical personnel, was another contributing factor.

Our research and development expenses increased ¥2,618 million, or 13.9%, from ¥18,805 million for the nine months ended December 31, 2004 to ¥21,423 million for the nine months ended December 31, 2005.

Operating Income

As a result of the foregoing factors, our operating income increased ¥522 million, or 3.6%, from ¥14,481 million for the three months ended December 31, 2004 to ¥15,003 million for the three months ended December 31, 2005. As a percentage of net sales, our operating income decreased from 11.3% to 11.0%.

Our operating income increased ¥1,504 million, or 3.9%, from ¥38,577 million for the nine months ended December 31, 2004 to ¥40,081 million for the nine months ended December 31, 2005.

Other Income (Expenses)

We had other income in the amount of ¥4,635 million for the three months ended December 31, 2005, while we incurred other expenses in the amount of ¥2,299 million for the three months ended December 31, 2004.

Other income increased ¥8,707 million, or 839.6%, from ¥1,037 million for the nine months ended December 31, 2004 to ¥9,744 million for the nine months ended December 31, 2005.

Interest and dividend income increased ¥81 million, or 29.6%, from ¥274 million for the three months ended December 31, 2004 to ¥355 million for the three months ended December 31, 2005. This was primarily due to interest income attributable to the increased average balance of our foreign currency deposits and increases of interest rates.

Interest and dividend income increased ¥461 million, or 74.6%, from ¥618 million for the nine months ended December 31, 2004 to ¥1,079 million for the nine months ended December 31, 2005.

Gain on marketable securities, net increased ¥1,025 million, or 145.0%, from ¥707 million for the three months ended December 31, 2004 to ¥1,732 million for the three months ended December 31, 2005. This increase was attributable to profitable sales of marketable securities, reflecting favorable stock prices.

Gain on marketable securities, net increased ¥1,373 million, or 93.9%, from ¥1,462 million for the nine months ended December 31, 2004 to ¥2,835 million for the nine months ended December 31, 2005.

We had foreign exchange gains in the amount of ¥3,129 million for the three months ended December 31, 2005, while we incurred a foreign exchange loss in the amount of ¥3,623 million for the three months ended December 31, 2004. This was principally due to an increase in the balance of our foreign currency denominated assets during the fiscal three months ended December 31, 2005 and a further depreciation in the value of the yen against relevant foreign currencies, as compared to the three months ended December 31, 2004. The exchange rate was ¥111.05 per U.S. dollar as of September 30, 2004 and ¥104.21 per U.S. dollar as of December 31, 2004 increasing to ¥113.19 per U.S. dollar as of September 30, 2005 and ¥118.07 per U.S. dollar as of December 31, 2005.

We had foreign exchange gains in the amount of ¥7,645 million for the nine months ended December 31, 2005, while we incurred a foreign exchange loss in the amount of ¥411 million for the nine months ended December 31, 2004.

Income before Provision for Income Taxes

As a result of the foregoing, our income before income taxes increased ¥7,456 million, or 61.2%, from ¥12,182 million for the three months ended December 31, 2004 to ¥19,638 million for the three months ended December 31, 2005.

Our income before provision for income taxes increased ¥10,211 million, or 25.8%, from ¥39,614 million for the nine months ended December 31, 2004 to ¥49,825 million for the nine months ended December 31, 2005.

Provision for Income Taxes

Our provision for income taxes increased ¥2,679 million, or 106.5%, from ¥2,515 million for the three months ended December 31, 2004 to ¥5,194 million for the three months ended December 31, 2005.

Our provision for income taxes increased ¥2,753 million, or 32.9%, from ¥8,358 million for the nine months ended December 31, 2004 to ¥11,111 million for the nine months ended December 31, 2005. The estimated effective income tax rate for the nine-month period ended December 31, 2005 was higher compared to the estimated effective income tax rate for the nine-month period ended December 31, 2004. This was mainly because tax benefit in foreign subsidiaries decreased due to a decrease in the ratio of profits attributable to foreign subsidiaries to total profits.

Minority Interest in Income of Consolidated Subsidiaries

Minority interest in income of our consolidated subsidiaries increased ¥865 million, or 57.5%, from ¥1,504 million for the three months ended December 31, 2004 to ¥2,369 million for the three months ended December 31, 2005. This was due primarily to an increase in income of group companies such as Nidec Sankyo Corporation despite a decrease in minority interest as a result of an increase in interests held in subsidiaries. .

For the nine months ended December 31, 2005, minority interest in income of our consolidated subsidiaries was ¥6,211 million as compared to ¥7,032 million for the nine months ended December 31, 2004.

Equity in Net Losses (Income) of Affiliated Companies

We had equity in net income of affiliated companies in the amount of ¥49 million for the three months ended December 31,2005 and equity in net losses in our affiliated companies in the amount of ¥67 million for the three months ended December 31,2004. This was primarily due to an increase in net losses of affiliates accounted for by the equity method.

We had equity in net income of affiliated companies in the amount of ¥22 million for the nine months ended December 31,2005 and equity in net losses in our affiliated companies in the amount of ¥79 million for the nine months ended December 31,2004.

Net Income

As a result of the foregoing, our net income increased ¥4,028 million, or 49.8%, from ¥8,096 million for the three months ended December 31, 2004 to ¥12,124 million for the three months ended December 31, 2005.

Our net income increased ¥8,380 million, or ¥34.7%, from ¥24,145 million for the nine months ended December 31, 2003 to ¥32,525 million for the nine months ended December 31, 2004.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have fourteen reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, while the others are Nidec’s thirteen consolidated subsidiaries: Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation*(1), Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation, and Nidec Nissin Corporation*(2). For the information required by SFAS No. 131, see Note 10 to our consolidated financial statements included in this release.

Nidec (Zhejiang) Corporation and Nidec (H.K.) Co., Ltd. were identified as reportable segments because the materiality of these segments increased in the current period. We excluded Nidec Taiwan Corporation and Nidec Power Motor Corporation from reportable segments in the current period because of their immateriality. Segment information for the three-month period ended December 31, 2004 has been restated to conform to the current presentation.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation and Nidec Nissin Corporation apply Japanese GAAP, Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles, Nidec (Zhejiang) Corporation and Nidec (Dalian) Limited apply Chinese accounting principles, Nidec Singapore Pte. Ltd. applies Singaporean accounting principles, Nidec (H.K.) Co., Ltd. applies Hong Kong accounting principles, and Nidec Philippines Corporation applies Philippine accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

Notes:	*(1) Sankyo Seiki Mfg. Co., Ltd. changed its name to Nidec Sankyo Corporation as of October 1, 2005.
*(2) Nissin Kohki Co., Ltd. changed its name to Nidec Nissin Corporation as of October 1, 2005.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the three months ended December 31, 2004 and 2005. The second table shows operating profit or loss by reportable operating segment for the three months ended December 31, 2004 and 2005:

	Three months ended December 31,
	2004	2005	2005
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 13,791	¥ 17,383	$ 147,226
Intersegment revenues	20,572	26,304	222,783

Sub total	34,363	43,687	370,009
Nidec Electronics (Thailand)
External revenues	10,875	12,788	108,309
Intersegment revenues	5,550	7,675	65,004

Sub total	16,425	20,463	173,313
Nidec (Zhejiang)
External revenues	3,500	4,412	37,368
Intersegment revenues	439	1,255	10,629

Sub total	3,939	5,667	47,997
Nidec (Dalian)
External revenues	230	908	7,690
Intersegment revenues	10,163	11,453	97,002

Sub total	10,393	12,361	104,692
Nidec Singapore
External revenues	12,974	15,625	132,337
Intersegment revenues	85	349	2,956

Sub total	13,059	15,974	135,293
Nidec (H.K.)
External revenues	4,864	6,654	56,356
Intersegment revenues	471	674	5,708

Sub total	5,335	7,328	62,064
Nidec Philippines
External revenues	248	307	2,600
Intersegment revenues	5,753	8,440	71,483

Sub total	6,001	8,747	74,083
Nidec Sankyo
External revenues	19,084	16,937	143,449
Intersegment revenues	4,715	4,770	40,400

Sub total	23,799	21,707	183,849
Nidec Copal
External revenues	13,783	11,388	96,451
Intersegment revenues	2,353	2,327	19,709

Sub total	16,136	13,715	116,160
Nidec Tosok
External revenues	5,790	5,610	47,514
Intersegment revenues	153	138	1,169

Sub total	5,943	5,748	48,683

	Three months ended December 31,
	2004	2005	2005
	(Yen in millions and U.S. dollars in thousands)
Nidec Copal Electronics
External revenues	5,604	4,399	37,258
Intersegment revenues	545	630	5,336

Sub total	6,149	5,029	42,594
Nidec Shibaura
External revenues	3,165	3,037	25,722
Intersegment revenues	1,910	552	4,675

Sub total	5,075	3,589	30,397
Nidec-Shimpo
External revenues	2,598	2,297	19,455
Intersegment revenues	508	318	2,693

Sub total	3,106	2,615	22,148
Nidec Nissin
External revenues	3,186	3,029	25,654
Intersegment revenues	286	265	2,244

Sub total	3,472	3,294	27,898
All Others
External revenues	28,746	31,306	265,148
Intersegment revenues	41,020	46,341	392,488

Sub total	69,766	77,647	657,636
Total
External revenues	128,438	136,080	1,152,537
Intersegment revenues	94,523	111,491	944,279

Adjustments(*)	(214)	649	5,496
Intersegment elimination	(94,523)	(111,491)	(944,279)

Consolidated total (net sales)	¥ 128,224	¥ 136,729	$ 1,158,033

(*) See Note 10 to the unaudited interim consolidated financial statements.

	Three months ended December 31,
	2004	2005	2005
	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 1,411	¥ 2,555	$ 21,640
Nidec Electronics (Thailand)	2,416	3,146	26,645
Nidec (Zhejiang)	42	49	415
Nidec (Dalian)	803	953	8,071
Nidec Singapore	461	316	2,676
Nidec (H.K.)	97	85	720
Nidec Philippines	34	336	2,846
Nidec Sankyo	2,145	2,444	20,700
Nidec Copal	701	727	6,157
Nidec Tosok	305	227	1,923
Nidec Copal Electronics	1,111	551	4,667
Nidec Shibaura	178	(120)	(1,016)
Nidec-Shimpo	355	103	872
Nidec Nissin	214	206	1,745
All Others	3,676	3,264	27,644

Total	13,949	14,842	125,705

Adjustments (*)	532	161	1,364

Consolidated total	¥ 14,481	¥ 15,003	$ 127,069

(*) See Note 10 to the unaudited quarterly consolidated financial statements.

Net sales of Nidec Corporation increased ¥9,324 million, or 27.1%, from ¥34,363 million for the three months ended December 31, 2004 to ¥43,687 million for the three months ended December 31, 2005. External revenues of Nidec Corporation increased ¥3,592 million, or 26.0%, from ¥13,791 million for the three months ended December 31, 2004 to ¥17,383 million for the three months ended December 31, 2005. This increase resulted from increased sales of hard disk drive spindle motors. Intersegment revenues of Nidec Corporation increased ¥5,732 million, or 27.9%, from ¥20,572 million for the three months ended December 31, 2004 to ¥26,304 million for the three months ended December 31, 2005. This increase resulted primarily from an increase in sales of hard disk drive spindle motors to main customers through Nidec Singapore Pte. Ltd. and Nidec (H.K.) Co., Ltd. Operating profit of Nidec Corporation increased ¥1,144 million, or 81.1%, from ¥1,411 million for the three months ended December 31, 2004 to ¥2,555 million for the three months ended December 31, 2005. This increase was due primarily to increases in sales and commission fees from subsidiary companies.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥4,038 million, or 24.6%, from ¥16,425 million for the three months ended December 31, 2004 to ¥20,463 million for the three months ended December 31, 2005. This was due primarily to an increase in sales of hard disk drive spindle motors to main customers. Operating profit increased ¥730 million, or 30.2%, from ¥2,416 million for the three months ended December 31, 2004 to ¥3,146 million for the three months ended December 31, 2005. The increase in operating profit resulted primarily from an increase in sales.

Net sales of Nidec (Zhejiang) Corporation increased ¥1,728 million, or 43.9%, from ¥3,939 million for the three months ended December 31, 2004 to ¥5,667 million for the three months ended December 31, 2005. This increase resulted from increased sales of hard disk drive spindle motors during the three months ended December 31, 2005, reflecting strong demand. Operating profit increased only ¥7 million from ¥42 million for the three months ended December 31, 2004 to ¥49 million for the three months ended December 31, 2005. The comparatively lower increase in operating profit compared with sales was primarily resulted from a delay in shifting to efficient mass production of hard disk drive spindle motors.

Net sales of Nidec (Dalian) Limited increased ¥1,968 million, or 18.9%, from ¥10,393 million for the three months ended December 31, 2004 to ¥12,361 million for the three months ended December 31, 2005. This increase was due primarily to an increase in customer demand for other small precision brushless DC motors used in DVD drives. Operating profit increased ¥150 million, or 18.7%, from ¥803 million for the three months ended December 31, 2004 to ¥953 million for the three months ended December 31, 2005. This was due primarily to an increase in sales.

Net sales of Nidec Singapore Pte. Ltd. increased ¥2,915 million, or 22.3%, from ¥13,059 million for the three months ended December 31, 2004 to ¥15,974 million for the three months ended December 31, 2005 due primarily to an increase in sales of hard disk drive spindle motors to main customers. However, operating profit of Nidec Singapore Pte. Ltd. decreased ¥145 million, or 31.5%, from ¥461 million for the three months ended December 31, 2004 to ¥316 million for the three months ended December 31, 2005. This was because sales with lower margins increased by 32.5%, while sales with higher margins decreased by 4.6%.

Net sales of Nidec (H.K.) Co., Ltd. increased ¥1,993 million, or 37.4%, from ¥5,335 million for the three months ended December 31, 2004 to ¥7,328 million for the three months ended December 31, 2005. This was due primarily to an increase in sales of hard disk drive spindle motors and other small precision brushless DC motors to main customers. However, the operating profit of Nidec (H.K.) Co., Ltd. decreased ¥12 million, or 12.4%, from ¥97 million for the three months ended December 31, 2004 to ¥85 million for the three months ended December 31, 2005. This was due to an increase in sales with lower margins and increased selling, general and administrative expenses.

Net sales of Nidec Philippines Corporation increased ¥2,746 million, or 45.8%, from ¥6,001 million for the three months ended December 31, 2004 to ¥8,747 million for the three months ended December 31, 2005. This increase resulted primarily from an increase in sales of hard disk drive spindle motors to a main customer. Operating profit increased ¥302 million, or approximately ten times, from ¥34 million for the three months ended December 31, 2004 to ¥336 million for the three months ended December 31, 2005. This was due to an increase in sales of high-price and high-margin goods, namely 2.5 inches or smaller hard disk drive spindle motors.

Net sales of Nidec Sankyo Corporation decreased ¥2,092 million, or 8.8%, from ¥23,799 million for the three months ended December 31, 2004 to ¥21,707 million for the three months ended December 31, 2005. This was due primarily to a decrease in sales of robot-related products, as a result of delays in customers’ projects. Operating profit increased ¥299 million, or 13.9%, from ¥2,145 million for the three months ended December 31, 2004 to ¥2,444 million for the three months ended December 31, 2005. The major reason for this was improvements in production cost efficiency.

Net sales of Nidec Copal Corporation decreased ¥2,421 million, or 15.0%, from ¥16,136 million for the three months ended December 31, 2004 to ¥13,715 million for the three months ended December 31, 2005. This was due primarily to a decrease in sales of shutters, optical units and lenses, as a result of a delay in the launch of new products. Operating profit increased ¥26 million, or 3.7%, from ¥701 million for the three months ended December 31, 2004 to ¥727 million for the three months ended December 31, 2005. This was due to decreased selling, general and administrative expenses.

Net sales of Nidec Tosok Corporation decreased ¥195 million, or 3.3%, from ¥5,943 million for the three months ended December 31, 2004 to ¥5,748 million for the three months ended December 31, 2005. This was due primarily to a decrease in sales of semiconductor fabrication equipment as a result of decreased demand due to customers’ prolonged inventory adjustments in the semiconductor industry. Operating profit decreased ¥78 million, or 25.6%, from ¥305 million for the three months ended December 31, 2004 to ¥227 million for the three months ended December 31, 2005. This was due primarily to a decrease in sales of semiconductor fabrication equipment and a drop in sales prices resulting from a severe price competition.

Net sales of Nidec Copal Electronics Corporation decreased ¥1,120 million, or 18.2%, from ¥6,149 million for the three months ended December 31, 2004 to ¥5,029 million for the three months ended December 31, 2005. This decrease was primarily due to a decrease in sales of stepping motors and a delay in the launch of new products. Operating profit decreased ¥560 million, or 50.4%, from ¥1,111 million for the three months ended December 31, 2004 to ¥551 million for the three months ended December 31, 2005. This was due primarily to a decrease in sales of stepping motors.

Net sales of Nidec Shibaura Corporation decreased ¥1,486 million, or 29.3%, from ¥5,075 million for the three months ended December 31, 2004 to ¥3,589 million for the three months ended December 31, 2005 due primarily to a decrease in sales of machinery. Nidec Shibaura Corporation had operating profit of ¥178 million for the three months ended December 31, 2004 and operating loss of ¥120 million for the three months ended December 31, 2005 due primarily to a decrease in sales of machinery.

Net sales of Nidec-Shimpo Corporation decreased ¥491 million, or 15.8%, from ¥3,106 million for the three months ended December 31, 2004 to ¥2,615 million for the three months ended December 31, 2005. This was due primarily to a decrease in sales of factory automation equipment as a result of decreased customer demand. Operating profit of Nidec-Shimpo Corporation decreased ¥252 million, or 71.0%, from ¥355 million for the three months ended December 31, 2004 to ¥103 million for the three months ended December 31, 2005. This resulted primarily from a decrease in sales of factory automation equipment and a decrease in sales of high-price and high-margin power transmission equipment.

Net sales of Nidec Nissin Corporation decreased ¥178 million, or 5.1%, from ¥3,472 million for the three months ended December 31 to ¥3,294 million for the three months ended December 31, 2005. This decrease was primarily due to a decrease in sales of plastic lenses for mobile telephones. Operating profit decreased ¥8 million, or 3.7%, from ¥214 million for the three months ended December 31, 2004 to ¥206 million for the three months ended December 31, 2005.

Within the All Others segment, net sales increased ¥7,881 million, or 11.3% from ¥69,766 million for the three months ended December 31, 2004 to ¥77,647 million for the three months ended December 31, 2005. This was primarily due to the expansion in sales of Nidec Subic Philippines Corporation, Nidec (Dongguan) Limited, and the new consolidation of subsidiary Nidec Sankyo Fuzhou (Hong Kong) Co., Ltd. Operating profit decreased ¥412 million, or 11.2%, from ¥3,676 million for the three months ended December 31, 2004 to ¥3,264 million for the three months ended December 31, 2005. This was primarily due to a decrease in sales and profitability of Nidec Power Motor Corporation and Nidec Hi-Tech Motor (Thailand) Co., Ltd.

Liquidity and Capital Resources

During the nine months ended December 31, 2005, our total assets increased ¥67,301 million, or 13.9%, from ¥484,173 million to ¥551,474 million. This was mainly due to an increase in property, plant and equipment of ¥20,131 million as a result of additional machinery and equipment acquired to meet increased production in overseas companies. Accounts receivable and inventories increased ¥12,688 million and ¥11,576 million, respectively, due to increased sales. Cash and cash equivalents also increased ¥20,137 million, as discussed under “Cash Flows” below.

During the nine months ended December 31, 2005, our total liabilities increased ¥20,713 million, or 9.3%, from ¥221,626 million to ¥242,339 million. This was mainly due to an increase in short-term borrowings of ¥18,677 million.

During the nine months ended December 31, 2005, our working capital, defined as current assets less current liabilities, increased ¥20,021 million, or 19.9%, from ¥100,616 million to ¥120,637 million. This increase was mainly due to increases in accounts receivable and inventories.

During the nine months ended December 31, 2005, total shareholders’ equity increased ¥40,922 million, or 19.8%, from ¥207,040 million to ¥247,962 million. This increase was mainly due to an increase in retained earnings of ¥28,956 million offset by dividends paid of ¥3,569 million. Foreign currency translation adjustments increased ¥7,385 million due to depreciation of the yen against major currencies. As a result, the ratio of stockholders’ equity to total assets increased 2.2% from 42.8% as of March 31, 2005 to 45.0 % as of December 31, 2005.

Cash Flows

Net cash provided by operating activities increased ¥8,906 million from ¥26,601 million for the nine months ended December 31, 2004 to ¥35,507 million for the nine months ended December 31, 2005. This was mainly due to increases in net income and depreciation and amortization of ¥8,380 million and ¥3,246 million, respectively. Net cash provided by the changes of operating assets and liabilities also increased ¥5,578 million. On the other hand, foreign currency adjustments and gain from sales of marketable securities decreased ¥5,776 million and ¥1,373 million.

Net cash used in investing activities decreased ¥3,773 million from ¥33,175 million for the nine months ended December 31, 2004 to ¥29,402 million for the nine months ended December 31, 2005. This was mainly due to a decrease in payments for additional investments in subsidiaries of ¥6,965 million from ¥11,082 million to ¥4,117 million as a result of our additional investments in Nidec Sankyo Corporation last year. On the other hand, net additions to property, plant and equipment increased ¥4,185 million from ¥25,834 million to ¥30,019 million.

Net cash provided by financing activities increased ¥14,428 million from a negative ¥4,766 million for the nine months ended December 31, 2004 to ¥9,662 million for the nine months ended December 31, 2005. This increase was mainly due to an increase in short-term borrowings of ¥75,854 million and a decrease in proceeds from issuances of new shares of ¥59,672 million. Dividends paid increased ¥1,181 million from ¥2,388 million to ¥3,569 million.

As a result of the foregoing factors and the effect of exchange rate changes on cash and cash equivalents of ¥4,370 million, our total outstanding balance of cash and cash equivalents increased ¥20,137 million from ¥70,111 million as of March 31, 2005 to ¥90,248 million as of December 31, 2005.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	2005		December 31,
	March 31	December 31	2005
		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥ 70,111	¥ 90,248	$ 764,360
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥484 million in March and ¥560 million ($4,743 thousand) in December:
Notes	17,351	16,911	143,229
Accounts	112,568	125,256	1,060,862
Inventories:
Finished goods	18,853	26,431	223,859
Raw materials	12,688	14,668	124,231
Work in progress	13,009	15,612	132,227
Project in progress	964	1,012	8,571
Supplies and other	3,448	2,815	23,842
Other current assets	11,951	12,683	107,419

Total current assets	260,943	305,636	2,588,600

Marketable securities and other securities investments	18,495	19,777	167,502
Investments in and advances to affiliated companies	1,865	2,149	18,201
Property, plant and equipment:
Land	31,774	34,410	291,437
Buildings	79,765	86,901	736,013
Machinery and equipment	178,594	205,297	1,738,774
Construction in progress	6,687	6,010	50,902

	296,820	332,618	2,817,126
Less - Accumulated depreciation	(147,614)	(163,281)	(1,382,917)

	149,206	169,337	1,434,209

Goodwill	40,664	43,433	367,858
Other non-current assets	13,000	11,142	94,368

Total assets	¥ 484,173	¥ 551,474	$ 4,670,738

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	2005
			December 31,
	March 31	December 31	2005

		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥ 28,478	¥ 47,155	$ 399,382
Current portion of long-term debt	8,493	6,160	52,172
Trade notes and accounts payable	95,076	105,922	897,112
Other current liabilities	28,280	25,762	218,193

Total current liabilities	160,327	184,999	1,566,859

Long-term liabilities:
Long-term debt	37,833	35,228	298,365
Accrued pension and severance costs	11,128	9,903	83,874
Other long-term liabilities	12,338	12,209	103,405

Total long-term liabilities	61,299	57,340	485,644

Minority interest in consolidated subsidiaries	55,507	61,173	518,108
Contingencies (Note 9)
Shareholders’ equity:
Common stock authorized: 480,000,000 shares in 2005; issued and outstanding: 142,504,926 shares in March and 143,812,391 shares in December	61,180	63,416	537,105
Additional paid-in capital	63,799	66,020	559,160
Retained earnings	88,954	117,910	998,645
Accumulated other comprehensive loss
Foreign currency translation adjustments	(9,466)	(2,081)	(17,625)
Unrealized gains from securities	2,777	2,953	25,010
Minimum pension liability adjustment	(56)	(56)	(474)
Treasury stock, at cost:31,204 shares in March and 38,181 shares in December	(148)	(200)	(1,694)

Total shareholders’ equity	207,040	247,962	2,100,127

Total liabilities and shareholders’ equity	¥ 484,173	¥ 551,474	$ 4,670,738

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the three-month period ended December 31,		For the three-month period ended December 31,
		2004	2005	2005
	Net sales	¥128,224	¥ 136,729	$ 1,158,033

	Operating expenses:
	Cost of products sold	98,434	104,830	887,863
	Selling, general and administrative expenses	8,812	9,709	82,231
	Research and development expenses	6,497	7,187	60,870

		113,743	121,726	1,030,964

	Operating income	14,481	15,003	127,069

	Other income (expense):
	Interest and dividend income	274	355	3,007
	Interest expense	(231)	(356)	(3,015)
	Foreign exchange (loss) gain, net	(3,623)	3,129	26,501
	Gain from derivative instruments, net	201	22	186
	Gain from marketable securities, net	707	1,732	14,669
	Other, net	373	(247)	(2,092)

		(2,299)	4,635	39,256

	Income before provision for income taxes	12,182	19,638	166,325
	Provision for income taxes	(2,515)	(5,194)	(43,991)

	Income before minority interest and equity in earnings of affiliated companies	9,667	14,444	122,334
	Minority interest in income of consolidated subsidiaries	1,504	2,369	20,064
	Equity in net losses (income) of affiliated companies	67	(49)	(415)

	Net income	¥ 8,096	¥ 12,124	$ 102,685

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 57.30	¥ 84.43	$ 0.72
	－ diluted	¥ 54.57	¥ 81.38	$ 0.69
	Cash dividends	¥ 10.00	¥ 12.50	$ 0.11

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the nine-month period ended December 31,		For the nine-month period ended December 31,
		2004	2005	2005
	Net sales	¥ 364,629	¥ 392,903	$ 3,327,712

	Operating expenses:
	Cost of products sold	279,827	301,376	2,552,520
	Selling, general and administrative expenses	27,420	30,023	254,281
	Research and development expenses	18,805	21,423	181,443

		326,052	352,822	2,988,244

	Operating income	38,577	40,081	339,468

	Other income (expense):
	Interest and dividend income	618	1,079	9,138
	Interest expense	(744)	(827)	(7,004)
	Foreign exchange (loss) gain, net	(411)	7,645	64,750
	Gain from derivative instruments, net	49	36	305
	Gain from marketable securities, net	1,462	2,835	24,011
	Other, net	63	(1,024)	(8,673)

		1,037	9,744	82,527

	Income before provision for income taxes	39,614	49,825	421,995
	Provision for income taxes	(8,358)	(11,111)	(94,105)

	Income before minority interest and equity in earnings of affiliated companies	31,256	38,714	327,890
	Minority interest in income of consolidated subsidiaries	7,032	6,211	52,604
	Equity in net losses (income) of affiliated companies	79	(22)	(186)

	Net income	¥ 24,145	¥ 32,525	$ 275,472

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 174.17	¥ 227.31	$ 1.93
	－ diluted	¥ 165.75	¥ 218.58	$ 1.85
	Cash dividends	¥ 17.50	¥ 25.00	$ 0.21

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME（LOSS）

(Unaudited)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2005 *1	142,504,926	¥ 61,180	¥ 63,799	¥ 88,954	¥ (6,745)	¥ (148)	¥ 207,040
Comprehensive income:
Net income				32,525			32,525
Other comprehensive income (loss):
Foreign currency translation adjustments					7,385		7,385
Unrealized gains from securities, net of reclassification adjustment					176		176
Minimum pension liability adjustment					0		0

Total comprehensive income							40,086

Dividends paid				(3,569)			(3,569)
Conversion of convertible debt	1,214,865	2,066	2,066				4,132
Issuance cost of new stock			(15)				(15)
Exercise of stock option	92,600	170	170				340
Purchase of treasury stock						(52)	(52)

Balance at December 31, 2005	143,812,391	¥ 63,416	¥ 66,020	¥ 117,910	¥ 816	¥ (200)	¥ 247,962

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Total

Balance at March 31, 2005	$518,167	$540,349	$753,401	$(57,128)	$(1,253)	$1,753,536
Comprehensive income:
Net income			275,472			275,472
Other comprehensive income (loss):
Foreign currency translation adjustments				62,548		62,548
Unrealized gains from securities, net of reclassification adjustment				1,491		1,491
Minimum pension liability adjustment				0		0

Total comprehensive income						339,511

Dividends paid			(30,228)			(30,228)
Conversion of convertible debt	17,498	17,498				34,996
Issuance cost of new stock		(127)				(127)
Exercise of stock option	1,440	1,440				2,880
Purchase of treasury stock					(441)	(441)

Balance at December 31, 2005	$537,105	$559,160	$998,645	$6,911	$(1,694)	$2,100,127

*1: Numbers of commons stock as of March 31, 2005 was modified to reflect a two-for -one stock split on September 30, 2005.

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31,		For the nine-month period ended December 31,
	2004	2005	2005
Cash flows from operating activities:
Net income	¥ 24,145	¥ 32,525	$ 275,472
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,575	18,821	159,405
Gain from sales of marketable securities	(1,462)	(2,835)	(24,011)
Loss on sales and disposal of fixed assets	265	86	728
Minority interest in income of consolidated subsidiaries	7,032	6,211	52,604
Equity in net loss (income) of affiliated companies	79	(22)	(186)
Gain from derivative instruments, net	(49)	(36)	(305)
Foreign currency adjustments	1,607	(4,169)	(35,310)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(23,158)	(8,973)	(75,997)
Increase in inventories	(7,387)	(9,814)	(83,120)
Increase in notes and accounts payable	10,510	7,192	60,913
Increase (decrease) in accrued income taxes	551	(2,311)	(19,573)
Other	(1,107)	(1,168)	(9,893)

Net cash provided by operating activities	26,601	35,507	300,727

Cash flows from investing activities:
Additions to property, plant and equipment	(25,834)	(30,019)	(254,247)
Proceeds from sales of property, plant and equipment	1,844	557	4,718
Purchases of marketable securities	(1)	(3)	(25)
Proceeds from sales of marketable securities	2,393	3,062	25,934
Proceeds from sales of investments in affiliated companies	344	-	-
Acquisitions of consolidated subsidiaries, net of cash acquired	23	-	-
Payments for additional investments in subsidiaries	(11,082)	(4,117)	(34,869)
Other	(862)	1,118	9,469

Net cash used in investing activities	¥ (33,175)	¥ (29,402)	$ (249,020)

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31,		For the nine-month period ended December 31,
	2004	2005	2005
Cash flows from financing activities:
(Decrease) increase in short-term borrowings	¥ (59,361)	¥ 16,493	$ 139,688
Proceeds from issuance of long-term debt	736	100	847
Repayments of long-term debt	(2,863)	(2,058)	(17,430)
Proceeds from issuance of new shares	60,012	340	2,880
Dividends paid	(2,388)	(3,569)	(30,228)
Other	(902)	(1,644)	(13,924)

Net cash (used in) provided by financing activities	(4,766)	9,662	81,833

Effect of exchange rate changes on cash and cash equivalents	(1,392)	4,370	37,011

Net (decrease) increase in cash and cash equivalents	(12,732)	20,137	170,551
Cash and cash equivalents at beginning of period	73,392	70,111	593,809

Cash and cash equivalents at end of period	¥ 60,660	¥ 90,248	$ 764,360

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC Corporation (the “Company”, and together with its consolidated subsidiaries, “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the nine months ended December 31, 2005 are not necessarily indicative of results that may be expected for the full year.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥118.07= US$1, the approximate current exchange rate at December 31, 2005.

Certain reclassifications in the consolidated statements of income and the consolidated statements of cash flows for the nine-month period ended December 31, 2004 have been made to conform to the presentation used for the nine-month period ended December 31, 2005.

2. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill acquired in business combinations is not amortized but rather tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, NIDEC would recognize an impairment at such time.

NIDEC have completed the annual impairment test for existing goodwill as required by SFAS No. 142 as of April 1, 2005. NIDEC have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill.

The changes in the carrying amount of goodwill for the nine-month period ended December 31, 2005 are as follows:

	Yen in millions	U.S dollars in thousands

Balance as of April 1, 2005	¥ 40,664	$ 344,406
Acquired during nine month period	2,769	23,452

Balance as of December 31, 2005	¥ 43,433	$ 367,858

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

3. Earnings per share:

In a meeting of the Board of Directors held on July 28, 2005, the Company decided to implement a two-for-one stock split (the “Stock Split”). The shares of shareholders listed or recorded on the final shareholders register and the official shareholders register for December 31, 2005 were split two for one. The number of issued shares of record on December 31, 2005 was the number of shares to be split. The effective date (issue date of split shares) was November 18, 2005.

Basic and diluted earnings per share as well as the number of shares in the following table retroactively reflect the effect of the two-for-one stock split that became effective on November 18, 2005.

The table below sets forth a reconciliation of the differences between basic and diluted income per share for the nine-month periods ended December 31, 2004 and 2005.

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the three-month period ended December 31, 2004:
Basic net income per share
Net income available to common shareholders	¥ 8,096	141,291	¥57.30
Effect of dilutive securities
Unsecured 0.8% convertible bonds	12	2,722
Zero coupon 0.0% convertible bonds	-	4,339
Securities of a subsidiary	(1)	-
Stock option	-	204
Diluted net income per share
Net income for computation	¥ 8,107	148,556	¥54.57
For the three-month period ended December 31, 2005:
Basic net income per share
Net income available to common shareholders	¥ 12,124	143,589	¥84.43	$0.72
Effect of dilutive securities
Unsecured 0.8% convertible bonds	5	759
Zero coupon 0.0% convertible bonds	-	4,469
Securities of a subsidiary	0	-
Stock option	-	222
Diluted net income per share
Net income for computation	¥ 12,129	149,039	¥ 81.38	$0.69

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the nine-month period ended December 31, 2004:
Basic net income per share
Net income available to common shareholders	¥ 24,145	138,631	¥174.17
Effect of dilutive securities
Unsecured 0.8% convertible bonds	36	2,720
Zero coupon 0.0% convertible bonds	-	4,332
Securities of a subsidiary	(2)	-
Stock option	-	193
Diluted net income per share
Net income for computation	¥ 24,179	145,876	¥165.75
For the nine-month period ended December 31, 2005:
Basic net income per share
Net income available to common shareholders	¥ 32,525	143,086	¥227.31	$1.93
Effect of dilutive securities
Unsecured 0.8% convertible bonds	14	1,106
Zero coupon 0.0% convertible bonds	-	4,469
Securities of a subsidiary	0	-
Stock option	-	200
Diluted net income per share
Net income for computation	¥ 32,539	148,861	¥ 218.58	$1.85

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

4. Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31,		For the nine-month period ended December 31,
	2004	2005	2005
Net revenue	¥ 8,197	¥ 7,010	$ 59,372
Gross profit	¥ 916	¥ 588	$ 4,980
Net income	¥ 64	¥ 158	$ 1,338

5. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the nine-month periods ended December 31, 2004 and 2005 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31,		For the nine-month period ended December 31,
	2004	2005	2005
Service cost	¥ 827	¥ 627	$ 5,311
Interest cost	652	227	1,923
Expected return on plan assets	(289)	(91)	(771)
Amortization of unrecognized net actuarial loss	21	3	25
Amortization of unrecognized prior service cost	(47)	(47)	(398)
Cost for defined contribution plans and others	268	488	4,133
Gains from curtailments and settlements	(260)	(30)	(254)

Net periodic pension cost	¥ 1,172	¥ 1,177	$ 9,969

Gains from curtailments and settlements in 2004 were due to the transitions from defined benefit plans to defined contribution plans at Nidec Nissin Corporation and Nidec Sankyo Corporation, and in 2005 were due to the plan amendment at Nidec Logistics Co., Ltd.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

6. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the nine-month periods ended December 31, 2004 and 2005. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the nine-month period ended December 31,
	2004	2005
Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(14.3)	(12.7)
Tax on undistributed earnings	2.4	1.5
Valuation allowance	(6.9)	(6.6)
Other	(1.1)	(0.9)

Estimated effective income tax rate	21.1%	22.3%

The estimated effective income tax rate for the nine-month period ended December 31, 2005 was higher compared to the estimated effective income tax rate for the nine-month period ended December 31, 2004. This was mainly because tax benefit in foreign subsidiaries decreased due to a decrease in the ratio of profits attributable to foreign subsidiaries to total profits.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

7. Stock-based compensation:

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, the number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options are exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price is determined as ¥7,350 ($62.25) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the date of grant.

	Number of options	Exercise price (per shares)
Balance at March 31, 2003:
Granted	2,967	¥ 3,675	$ 31.13
Exercised	0	3,675	31.13
Canceled	105	3,675	31.13

Balance at March 31, 2004:	2,862	3,675	31.13
Exercised	439	3,675	31.13
Canceled	61	3,675	31.13

Balance at March 31, 2005:	2,362	3,675	31.13
Exercised	452	3,675	31.13
Canceled	0	3,675	31.13

Balance at December 31, 2005:	1,910	3,675	31.13

On November 18, 2005, the Company completed a two-for-one stock split. As a result, the exercise price changed to ¥3,675 ($31.13) per share of common stock. The exercise price is presented by the changed price retroactive to the previous fiscal year in the table above.

The Company uses the intrinsic value based method of accounting for stock compensation as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock was equal to the exercise price.

The fair value of each option granted was ¥3,499 ($29.63) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	For the nine-month period ended December 31, 2005
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

8. Comprehensive income:

NIDEC’s total comprehensive income (loss) for the nine-month periods ended December 31, 2004 and 2005 was as follows:

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31,		For the nine-month period ended December 31,
	2004	2005	2005
Net income	¥ 24,145	¥ 32,525	$ 275,472
Other comprehensive income (loss):
Foreign currency translation adjustments	157	7,385	62,548
Unrealized gains on securities, net of reclassification adjustment	(486)	176	1,491
Minimum pension liability adjustment	-	0	0

	(329)	7,561	64,039

Total comprehensive income	¥ 23,816	¥ 40,086	$ 339,511

9. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥634 million ($5,370 thousand) at December 31, 2005. On April 2002, Nidec’s consolidated subsidiary, Nidec Tosok Corporation, agreed to provide a guarantee for Okaya Seiken Corporation, subcontractor of Nidec Tosok Corporation, totaling ¥279 million ($2,363 thousand) in order to provide funds for Okaya’s manufacturing facilities in Vietnam.

In addition, NIDEC has guaranteed approximately ¥355 million ($3,007 thousand) of bank loans for employees in connection with their housing costs. If an employee defaults on his/her loan payments, NIDEC is required to perform under the guarantee. The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥634 million ($5,370 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

On December 9, 2004, NEC Corporation (NEC) filed a lawsuit against the Company in the Tokyo District Court claiming that NEC had a loss of ¥174 million ($1,474 thousand) accrued from unamortized equipment for its products and other damages caused by a stoppage of purchase of the products by the Company, and claiming that the Company was liable to compensate NEC for the loss because of the Company’s non-achievement of a guaranteed purchase volume. The Company has argued that the Company did not guarantee the purchase volume and that there was no reason to compensate the unamortized equipment cost. The Company also has argued that the reason for the stoppage of purchase of products by the Company derives from non-achievement of scheduled cost reductions by NEC, and therefore there is no reason for the Company to compensate NEC. As this litigation only recently began, the Company is not able to foresee how the case will result. The details of the transaction are as follows: Since July 2000, the Company purchased from NEC electric control units (ECU), assembled the ECUs with motors, and then supplied ECU-motor assemblies to one customer for incorporation into its electric power steering (EPS). However, on October 2002, the Company was notified of a stoppage of purchases of ECU-motor assemblies by the customer on the ground of non-achievement of scheduled cost reductions of the ECUs. Therefore, the Company stopped the purchase of the ECUs from NEC. Based on the fact that the Company continues to supply the motor to the customer even after the stoppage of the purchase of ECU-motor assemblies by the customer, the Company is confident that the stoppage of purchase of ECU-motor assemblies by the customer is not caused by any problem with the motor.

In April 2005, a group of 62 U.S. Music Copyright holders including BURNE CO, (collectively “Plaintiffs”) filed a lawsuit in the Southern District Court of New York, alleging that five companies and one individual, including Nidec Sankyo Corporation and two other consolidated subsidiaries (collectively “Defendants”) had been involved in sales of allegedly infringing music-box movements which were imported into the U.S. by several U.S. importers. The defendants are now in the process of investigating the importer’s payment status of copyright royalty for the music-box movements and the estimation of the result of the lawsuit is difficult at this time. Although NIDEC is unable to estimate the result of the lawsuit at this time, it may have an adverse effect on NIDEC’s consolidated business results.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

10. Segment data:

(1) Enterprise-wide information

The following table provides product information for the three-month periods ended December 31, 2004 and 2005:

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended December 31,		For the three-month period ended December 31,
	2004	2005	2005
Net sales:
Small precision motors
Hard disk drives spindle motors	¥ 33,520	¥ 43,104	$ 365,072
Other small precision brushless DC motors	15,534	17,989	152,359
Small precision brush DC motors	1,581	1,886	15,973
Brushless DC fans	8,717	8,992	76,158

Sub total	59,352	71,971	609,562
Mid-size motors	8,538	9,195	77,877
Machinery	20,795	16,886	143,017
Electronic and optical components	34,026	32,640	276,446
Others	5,513	6,037	51,131

Consolidated total	¥ 128,224	¥ 136,729	$ 1,158,033

The following table provides product information for the nine-month periods ended December 31, 2004 and 2005:

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31,		For the nine-month period ended December 31,
	2004	2005	2005
Net sales:
Small precision motors
Hard disk drives spindle motors	¥ 86,550	¥ 119,383	$ 1,011,121
Other small precision brushless DC motors	44,291	50,318	426,171
Small precision brush DC motors	6,964	5,480	46,413
Brushless DC fans	26,118	27,178	230,185

Sub total	163,923	202,359	1,713,890
Mid-size motors	27,235	27,152	229,965
Machinery	58,071	50,794	430,203
Electronic and optical components	98,990	95,828	811,620
Others	16,410	16,770	142,034

Consolidated total	¥ 364,629	¥ 392,903	$ 3,327,712

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

(2) Operating segment information

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NIDEC Corporation, or NCJ, Nidec Sankyo Corporation, or NSNK, Nidec Copal Corporation, or NCPL, Nidec Tosok Corporation, or NTSC, Nidec Copal Electronics Corporation, or NCEL, Nidec Shibaura Corporation, or NSBC, Nidec-Shimpo Corporation, or NSCJ, and Nidec Nissin Corporation, or NNSN, apply Japanese GAAP, Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles, Nidec (Zhejiang) Corporation, or NCC, and Nidec (Dalian) Limited, or NCD, apply Chinese accounting principles, Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles, Nidec (H.K.) Co., Ltd., or NCH, applies Hong Kong accounting principles, and Nidec Philippines Corporation, or NCF, applies Philippine accounting principles.

As a result, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the fourteen operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

NCC and NCH were identified as reportable segments because the materiality of these segments increased in the current period. Segment information for the nine-month period ended December 31, 2004 has been restated to conform to the current presentation. NCT and NPMC were not identified as reportable segments in the current period due to their immateriality.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The following tables show revenue from external customers and other financial information by operating segment for the three-month and for the nine-month periods ended December 31, 2004 and 2005, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended December 31,		For the three-month period ended December 31,
Revenue from external customers:	2004	2005	2005
NCJ	¥ 13,791	¥ 17,383	$ 147,226
NET	10,875	12,788	108,309
NCC	3,500	4,412	37,368
NCD	230	908	7,690
NCS	12,974	15,625	132,337
NCH	4,864	6,654	56,356
NCF	248	307	2,600
NSNK	19,084	16,937	143,449
NCPL	13,783	11,388	96,451
NTSC	5,790	5,610	47,514
NCEL	5,604	4,399	37,258
NSBC	3,165	3,037	25,722
NSCJ	2,598	2,297	19,455
NNSN	3,186	3,029	25,654
All Others	28,746	31,306	265,148

Total	128,438	136,080	1,152,537
Consolidated adjustments related to elimination of intercompany transactions via third party	(381)	(81)	(686)
Others *1	167	730	6,182

Consolidated total	¥ 128,224	¥ 136,729	$ 1,158,033

*1 The revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

Business segment

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31,		For the nine-month period ended December 31,
Revenue from external customers:	2004	2005	2005
NCJ	¥ 41,701	¥ 51,169	$ 433,379
NET	26,937	34,261	290,175
NCC	9,380	11,591	98,171
NCD	490	2,067	17,507
NCS	32,458	45,957	389,235
NCH	12,545	17,435	147,667
NCF	936	400	3,388
NSNK	52,350	50,522	427,899
NCPL	42,816	32,930	278,902
NTSC	17,702	16,640	140,933
NCEL	15,455	14,392	121,894
NSBC	11,263	9,741	82,502
NSCJ	7,396	7,100	60,134
NNSN	9,374	9,341	79,114
All Others	83,628	88,727	751,477

Total	364,431	392,273	3,322,377
Consolidated adjustments related to elimination of intercompany transactions via third party	(455)	(226)	(1,914)
Others *1	653	856	7,249

Consolidated total	¥ 364,629	¥ 392,903	$ 3,327,712

*1 The revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended December 31,		For the three-month period ended December 31,
	2004	2005	2005
Revenue from other operating segments:
NCJ	¥ 20,572	¥ 26,304	$ 222,783
NET	5,550	7,675	65,004
NCC	439	1,255	10,629
NCD	10,163	11,453	97,002
NCS	85	349	2,956
NCH	471	674	5,708
NCF	5,753	8,440	71,483
NSNK	4,715	4,770	40,400
NCPL	2,353	2,327	19,709
NTSC	153	138	1,169
NCEL	545	630	5,336
NSBC	1,910	552	4,675
NSCJ	508	318	2,693
NNSN	286	265	2,244
All Others	41,020	46,341	392,488

Total	94,523	111,491	944,279
Intersegment elimination	(94,523)	(111,491)	(944,279)

Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31,		For the nine-month period ended December 31,
	2004	2005	2005
Revenue from other operating segments:
NCJ	¥ 52,244	¥ 75,329	$ 638,003
NET	14,854	22,692	192,191
NCC	627	3,001	25,417
NCD	28,910	34,744	294,266
NCS	1,131	1,077	9,122
NCH	1,501	1,759	14,898
NCF	14,977	21,759	184,289
NSNK	14,382	13,914	117,845
NCPL	7,179	6,397	54,180
NTSC	532	335	2,837
NCEL	1,737	1,915	16,219
NSBC	5,973	2,052	17,380
NSCJ	1,901	1,024	8,673
NNSN	819	661	5,598
All Others	119,089	134,610	1,140,086

Total	265,856	321,269	2,721,004
Intersegment elimination	(265,856)	(321,269)	(2,721,004)

Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended December 31,		For the three-month period ended December 31,
	2004	2005	2005
Segment profit or loss:
NCJ	¥ 1,411	¥ 2,555	$ 21,640
NET	2,416	3,146	26,645
NCC	42	49	415
NCD	803	953	8,071
NCS	461	316	2,676
NCH	97	85	720
NCF	34	336	2,846
NSNK	2,145	2,444	20,700
NCPL	701	727	6,157
NTSC	305	227	1,923
NCEL	1,111	551	4,667
NSBC	178	(120)	(1,016)
NSCJ	355	103	872
NNSN	214	206	1,745
All Others	3,676	3,264	27,644

Total	13,949	14,842	125,705
U.S. GAAP adjustments to accrue pension and severance costs	309	31	263
Consolidation adjustments mainly related to elimination of intercompany profits	8	(167)	(1,414)
Reclassification *1	(94)	162	1,372
Others *2	309	135	1,143

Consolidated total	¥ 14,481	¥ 15,003	$ 127,069

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes loss on unrefunded portion of Chinese value-added taxes for the period ended December 31, 2004 and Japanese enterprise tax included in general expenses for the period ended December 31, 2005.

*2 Others mainly include other U.S. GAAP adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31,		For the nine-month period ended December 31,
	2004	2005	2005
Segment profit or loss:
NCJ	¥ 2,062	¥ 6,807	$ 57,652
NET	6,513	8,310	70,382
NCC	61	124	1,050
NCD	2,403	2,731	23,130
NCS	1,598	833	7,055
NCH	311	265	2,244
NCF	(169)	444	3,760
NSNK	5,421	6,647	56,297
NCPL	2,357	1,651	13,983
NTSC	982	247	2,092
NCEL	2,879	2,266	19,192
NSBC	809	(194)	(1,643)
NSCJ	975	259	2,194
NNSN	587	702	5,946
All Others	11,154	9,243	78,285

Total	37,943	40,335	341,619
U.S. GAAP adjustments to accrue pension and severance costs	472	113	957
Consolidation adjustments mainly related to elimination of intercompany profits	(746)	(280)	(2,371)
Reclassification *1	573	(145)	(1,228)
Others *2	335	58	491

Consolidated total	¥ 38,577	¥ 40,081	$ 339,468

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes profit caused by reversal of provision of retirement allowance for the period ended December 31, 2004 and loss caused by allowance for doubtful accounts for the period ended December 31, 2005.

*2 Others mainly include other U.S. GAAP adjustments.